# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MONEYLION INC., CIK 0001807846
CUSIP: 60938K304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 30 WEST 21ST STREET, 9TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 04/17/2025
Amends the filing with accession number 0001104659-21-122697
Filed by CIK 0001637984
Persons authorized to receive notices and communications: Joseph Giquinto, Edison VIII GP, LLC, 281 Witherspoon Street, Princeton, New Jersey (NJ), 08540, (609) 873-9237

## Reporting persons
- Edison Partners VIII, LP (CIK 0001637984): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Edison VIII GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MONEYLION INC.
Address of issuer's principal executive offices: 30 WEST 21ST STREET, 9TH FLOOR, NEW YORK, New York (NY), 10010
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 5, 2021, and amended on December 10, 2024 and December 12, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On April 17, 2025, pursuant to the Agreement and Plan of Merger, dated as of December 10, 2024 (the "Merger Agreement"), by and among the Issuer, Gen Digital Inc., a Delaware corporation ("Parent"), and Maverick Group Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Class A common stock, par value $0.0001 per share, of the Issuer ("Issuer Common Stock") that was issued and outstanding as of immediately prior to the Effective Time (other than any shares of Issuer Common Stock that were held by the Issuer as treasury stock or owned by Parent, any shares of Issuer Common Stock with respect to which a no transfer order was placed with the Issuer's transfer agent as of the date of the Merger Agreement that remained in place immediately prior to the Effective Time, and any shares of Issuer Common Stock as to which appraisal rights were properly exercised in accordance with Delaware law and whose holder complied with Section 262 of the General Corporation Law of the State of Delaware with respect thereto) was automatically cancelled, extinguished and converted into the right to receive (i) $82.00 in cash (the "Cash Consideration"), without interest thereon, and (ii) one contingent value right (a "CVR") issued by Parent subject to and in accordance with that certain Contingent Value Rights Agreement, dated as of April 17, 2025 (the "CVR Agreement"), by and among Parent and Computershare Inc., a Delaware corporation, and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (together, the "Rights Agent") (collectively, the "Merger Consideration").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A common stock on April 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Edison Partners VIII, LP: /s/ Christopher S. Sugden, By Edison VIII GP LLC, its General Partner, By Christopher S. Sugden, Managing Member (04/21/2025)
- Edison VIII GP LLC: /s/ Christopher S. Sugden, By Christopher S. Sugden, Managing Member (04/21/2025)